SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2004

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

NEWS RELEASE

August 3, 2004

     NNO – TSX

     NTO – AMEX

NORTHERN ORION TO RELEASE SECOND QUARTER RESULTS

ON AUGUST 13, 2004

Northern Orion will host a telephone conference call on Friday, August 13th at 8:30 a.m. Pacific Time (11:30 a.m. Eastern) to discuss its financial results for the second quarter and six months ended June 30, 2004.  The conference call may be accessed by dialing 1-800-387-6216 in Canada and the United States, or 1-416-405-9328 internationally.  The conference call will be archived for later playback until August 20th and can be accessed by dialing 1-800-408-3053 or 1-416-695-5800 and entering the pass code 3087298.  A press release on the financial results will be issued before the opening of market trading on August 13th and will be available on the Company’s website at www.northernorion.com.

Northern Orion is a mid-tier copper and gold producer presently generating significant cash flow from its 12.5 % ownership interest in the Bajo de Alumbrera mine in Argentina.  With its low operating costs and mature operation, Alumbrera should provide the necessary cash flow over the next seven years which, together with project debt, could bring Northern Orion’s 100%-owned Agua Rica into production without further significant equity dilution.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations

1-866-608-9970

Email: info@northernorion.com

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date: August 5, 2004

By:     /s/ David W. Cohen

David W. Cohen

President and Chief Executive Officer